Notice to the Oslo Stock Exchange

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Bond - ORK 01 (2002/09)

Orkla has decided to exercise its call option on the above mentioned bond. The outstanding amount of NOK 600 million will be redeemed in its entirety, at par, on 13.11.2008.

Orkla ASA
Oslo, 15 October 2008

Contact:
Rune Helland, SVP Orkla Investor Relations
Tel: +47 22 54 44 11

Lars Røsæg, Orkla Investor Relations
Tel: +47 22 54 44 26